UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBERS
333-137067
333-121479
333-84294

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended:	August 25, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Achievement Group Holding Corp.
AAC Group Holding Corp.
American Achievement Corporation
Full Name of Registrants

Former Name if Applicable

7211 Circle S Road
Address of Principal Executive Office (Street and Number)

Austin, TX 78745
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrants seek relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

[X]	(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]
                (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fiftteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrants have been working diligently to complete their Annual Report on Form 10-K for the year ended August 25, 2007 (the "Form 10-K").  Notwithstanding such efforts, the Registrants require additional time to complete the preparation of their financial statements by management.  Such preparation and review cannot be completed by the required filing date of November 23, 2007 without unreasonable effort and expense.  Therefore, an extension of time to file is requested.  As indicated in Part II above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kris Radhakrishnan	(512)	444-0571
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the fiscal year ended August 25, 2007 will be significantly different from the prior fiscal year ending August 26, 2006 primarily as a result of an impairment charge that will be reflected in the Company's operating income.  The impairment charge is anticipated to be $27-$29 million pre-tax, and is primarily related to assets in the Company's achievement publications segment for which the carrying value has been determined to be not fully recoverable as of August 25, 2007.

AMERICAN ACHIEVEMENT GROUP HOLDING CORP.
AAC GROUP HOLDING CORP.
AMERICAN ACHIEVEMENT CORPORATION
(Name of Registrants as Specified in Charters)

have each caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2007	By:	/s/ Kris G. Radhakrishnan
Name: Kris G. Radhakrishnan
Title: Chief Financial Officer